Exhibit 99

Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
Tel (905) 726-2462
Fax (905) 726-7164

PRESS RELEASE

MAGNA ANNOUNCES SENIOR NOTES OFFERING

September 16, 2015, Aurora, Ontario, Canada……Magna International Inc. (TSX: MG, NYSE: MGA) today announced that it has entered into an underwriting agreement providing for the issuance of U.S.$650 million aggregate principal amount of its senior unsecured notes pursuant to an effective shelf registration statement previously filed with the Securities and Exchange Commission.

The notes will bear interest at an annual rate of 4.150% and will mature on October 1, 2025. The offering is expected to close on September 23, 2015, subject to customary closing conditions.

Magna intends to use the net proceeds from the offering for general corporate purposes, including capital expenditures and the previously announced acquisition of the Getrag Group of Companies.

Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBC Capital Markets, LLC are acting as joint book-running managers for the offering.

The notes are not being qualified for distribution in Canada but will be offered in Canada on a private placement basis.

This release shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of these securities, in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The offering of these securities may be made only by means of a prospectus supplement and accompanying prospectus. Copies of the prospectus supplement and the accompanying prospectus can be obtained from:

Citigroup Global Markets Inc.	Merrill Lynch, Pierce,	RBC Capital Markets, LLC
c/o Broadridge Financial Solutions	Fenner & Smith Incorporated	Three World Financial Center
1155 Long Island Avenue	222 Broadway	200 Vesey Street
Edgewood, NY 11717	New York, NY 10038	New York, NY 10281
1-800-831-9146	Attn: Prospectus Department	Attn: Debt Capital Markets
prospectus@citi.com	dg.prospectus_requests@baml.com	1-866-375-6829
usdebtcapitalmarkets@rbccm.com

CONTACT

For further information, please contact Vince Galifi, Executive Vice-President and Chief Financial Officer at 905-726-7100 or Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

ABOUT MAGNA

We are a leading global automotive supplier with 287 manufacturing operations and 81 product development, engineering and sales centres in 29 countries. We have approximately 124,000 employees focused on delivering superior value to our customers through innovative products and processes, and World Class Manufacturing. Our product capabilities include producing body, chassis, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing. Our Common Shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).

FORWARD LOOKING STATEMENTS

This release may contain statements which constitute “forward-looking statements” under applicable securities legislation and are subject to, and expressly qualified by, the cautionary disclaimers that are set out in Magna’s regulatory filings. Please refer to the prospectus supplement relating to the offering of senior unsecured notes, as well as Magna’s most current Management’s Discussion and Analysis of Results of Operations and Financial Position, Annual Information Form and Annual Report on Form 40-F, as replaced or updated by any of Magna’s subsequent regulatory filings, which set out the cautionary disclaimers, including the risk factors that could cause actual events to differ materially from those indicated by such forward-looking statements.